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                             September 15, 2022

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 3801, Building A, Sunhope e METRO, No. 7018 Cai Tian Road Futian District, Shenzhen
       Guangdong, China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 11 to
Registration Statement on Form F-1
                                                            Filed September 9,
2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 11 to Registration Statement on Form F-1

       Permission Required from the PRC Authorities for the Company's Operation and to Issue Our
       Class A Ordinary Shares to Foreign Investors, page 10

   1. We note your disclosure regarding the new Outbound Data Transfer Security Assessment
                                                        Measures effective on
September 1, 2022 and the company's disclosure that it is unclear whether it will declare
or be subject to a security assessment. Please revise to discuss in greater detail the
company's analysis regarding whether the new measures will be applicable to the
company's data storage and transfer practices. To the extent the company concludes that
a security assessment is not required or applicable, please discuss how the company came to
that conclusion, including the various facts and circumstances which support that
determination. Please also advise if you have relied upon an opinion
 Lei Xia
ICZOOM Group Inc.
September 15, 2022
Page 2
         of counsel with respect to your conclusions. Lastly, please advise if you are currently conducting a self-assessment and discuss in greater details what rectification measures could be required.
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLei Xia                                     Sincerely,
Comapany NameICZOOM Group Inc.
                                                              Division of
Corporation Finance
September 15, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName